UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

StarTek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

85569C107

(CUSIP Number)

December 6, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107

1.	Names of Reporting Persons Steven D. Lebowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 157,500(1) (2)

	6.	Shared Voting Power 821,000(1) (3)

	7.	Sole Dispositive Power 157,500(1) (2)

	8.	Shared Dispositive Power 821,000(1) (3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,500(1) (2) (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%(4)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned as of February 2, 2018.

(2) This number includes shares held by (a) The Lebowitz Family LLC, a limited liability company of which Mr. Lebowitz is the sole manager, and (b) Lebowitz RCT, L.P., a limited partnership whose general partner’s (Lebowitz RCT, Inc.) sole director is Mr. Lebowitz.

(3) This number includes shares held by (a) Deborah P. Lebowitz and (b) the Lebowitz Family Trust – 1986, dated October 7, 1986, as amended (the “Trust”), a revocable living trust over which Mr. Lebowitz serves as a co-trustee.

(4) As of the date of this filing, based on 16,142,641 shares of common stock of StarTek, Inc. (the “Issuer”) outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the U.S. Securities and Exchange Commission on November 8, 2017.

CUSIP No. 85569C107

1.	Names of Reporting Persons Deborah P. Lebowitz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 821,000(1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 821,000(1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 821,000(1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%(3)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned as of February 2, 2018.

(2) This number includes shares held by the Trust, a trust over which Mrs. Lebowitz serves as a co-trustee.

(3) As of the date of this filing, based on 16,142,641 shares of common stock of the Issuer outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the U.S. Securities and Exchange Commission on November 8, 2017.

CUSIP No. 85569C107

1.	Names of Reporting Persons The Lebowitz Family LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 117,500(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 117,500(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 117,500(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%(2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares reported as beneficially owned as of February 2, 2018.

(2) As of the date of this filing, based on 16,142,641 shares of common stock of the Issuer outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the U.S. Securities and Exchange Commission on November 8, 2017.

CUSIP No. 85569C107

1.	Names of Reporting Persons Lebowitz RCT, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 40,000(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 40,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%(2)

12.	Type of Reporting Person (See Instructions) PN

(1) The number of shares reported as beneficially owned as of February 2, 2018.

(2) As of the date of this filing, based on 16,142,641 shares of common stock of the Issuer outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the U.S. Securities and Exchange Commission on November 8, 2017.

CUSIP No. 85569C107

1.	Names of Reporting Persons Lebowitz RCT, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 40,000(1) (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 40,000(1) (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1) (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%(3)

12.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned as of February 2, 2018.

(2) This number includes shares held by Lebowitz RCT, L.P., a limited partnership of which Lebowitz RCT, Inc. is the general partner.

(3) As of the date of this filing, based on 16,142,641 shares of common stock of the Issuer outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the U.S. Securities and Exchange Commission on November 8, 2017.

Item 1.
	(a)	Name of Issuer StarTek, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 8200 E. Maplewood Ave., Suite 100 Greenwood Village, Colorado 80111

Item 2.
	(a)	Name of Person Filing Steven D. Lebowitz Deborah P. Lebowitz The Lebowitz Family LLC Lebowitz RCT, L.P. Lebowitz RCT, Inc.
	(b)	Address of Principal Business Office or, if none, Residence 1333 Second Street, Suite 650 Santa Monica, CA 90401
	(c)	Citizenship Steven D. Lebowitz – United States Deborah P. Lebowitz – United States The Lebowitz Family LLC – Delaware Lebowitz RCT, L.P. – California Lebowitz RCT, Inc. – California
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 85569C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Steven D. Lebowitz: 978,500 Deborah P. Lebowitz: 821,000 The Lebowitz Family LLC: 117,500 Lebowitz RCT, L.P.: 40,000 Lebowitz RCT, Inc.: 40,000
	(b)	Percent of class: Steven D. Lebowitz: 6.1% Deborah P. Lebowitz: 5.1% The Lebowitz Family LLC: 0.7% Lebowitz RCT, L.P.: 0.2% Lebowitz RCT, Inc.: 0.2%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Steven D. Lebowitz: 157,500 Deborah P. Lebowitz: 0 The Lebowitz Family LLC: 0 Lebowitz RCT, L.P.: 0 Lebowitz RCT, Inc.: 0
		(ii)	Shared power to vote or to direct the vote Steven D. Lebowitz: 821,000 Deborah P. Lebowitz: 821,000 The Lebowitz Family LLC: 117,500 Lebowitz RCT, L.P.: 40,000 Lebowitz RCT, Inc.: 40,000
		(iii)	Sole power to dispose or to direct the disposition of Steven D. Lebowitz: 157,500 Deborah P. Lebowitz: 0 The Lebowitz Family LLC: 0 Lebowitz RCT, L.P.: 0 Lebowitz RCT, Inc.: 0
		(iv)	Shared power to dispose or to direct the disposition of Steven D. Lebowitz: 821,000 Deborah P. Lebowitz: 821,000 The Lebowitz Family LLC: 117,500 Lebowitz RCT, L.P.: 40,000 Lebowitz RCT, Inc.: 40,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit B.

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect, other than activities solely in connection with a nomination under §240.14a—11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Steven D. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

The Lebowitz Family LLC

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lebowitz RCT, L.P.

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lebowitz RCT, Inc.

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Date: February 14, 2018

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit List

Exhibit A.                                          Joint Filing Agreement.

Exhibit B.                                          Item 8 Statement.

Exhibit C.                                          Power of Attorney.